OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CERES GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

156772 10 5

(CUSIP Number)

International Managed Care, LLC
c/o Insurance Partners, L.P.
201 Main Street
Fort Worth, TX 76102
Attn: Charles Irwin
817-338-8391

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 156772 10 5			Page 2 of 18

1.	Name of Reporting Person: International Managed Care, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 917,123

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 917,123

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 917,123

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.7%

14.	Type of Reporting Person (See Instructions): OO - Limited Liability Company

CUSIP No. 156772 10 5			Page 3 of 18

1.	Name of Reporting Person: Insurance Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 917,123 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 917,123 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 917,123 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.7%

14.	Type of Reporting Person (See Instructions): PN

(1)       Solely in its capacity as sole managing member of International Managed Care, LLC

CUSIP No. 156772 10 5			Page 4 of 18

1.	Name of Reporting Person: Insurance GenPar, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 930,435 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 930,435 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 930,435 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.8%

14.	Type of Reporting Person (See Instructions): PN

(1)       All but 13,312 shares are included solely in its capacity as sole general partner of Insurance Partners, L.P., which is the managing member of International Managed Care, LLC.

CUSIP No. 156772 10 5			Page 5 of 18

1.	Name of Reporting Person: Insurance GenPar MGP, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 930,435 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 930,435 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 930,435 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.8%

14.	Type of Reporting Person (See Instructions): PN

(1)       Solely in its capacity as sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P., which is the managing member of International Managed Care, LLC.

CUSIP No. 156772 10 5			Page 6 of 18

1.	Name of Reporting Person: Insurance GenPar MGP, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 930,435 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 930,435 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 930,435 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.8%

14.	Type of Reporting Person (See Instructions): CO

(1)       Solely in its capacity as sole general partner of Insurance GenPar MGP, L.P., which is the sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P., which is the sole managing member of International Managed Care, LLC.

CUSIP No. 156772 10 5			Page 7 of 18

1.	Name of Reporting Person: International Managed Care (Bermuda), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 451,235

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 451,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 451,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 156772 10 5			Page 8 of 18

1.	Name of Reporting Person: Insurance Partners Offshore (Bermuda), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 451,235 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 451,235 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 451,235 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): PN

(1)       Solely in its capacity as sole general partner of International Managed Care (Bermuda), L.P.

CUSIP No. 156772 10 5			Page 9 of 18

1.	Name of Reporting Person: Insurance GenPar (Bermuda), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 451,235 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 451,235 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 451,235 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): PN

(1)       Solely in its capacity as sole general partner of Insurance Partners Offshore (Bermuda), L.P., which is the sole general partner of International Managed Care (Bermuda), L.P.

CUSIP No. 156772 10 5			Page 10 of 18

1.	Name of Reporting Person: Insurance GenPar (Bermuda) MGP, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 451,235 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 451,235 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 451,235 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): PN

(1)       Solely in its capacity as sole general partner of Insurance GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P., which is the sole general partner of International Managed Care (Bermuda), L.P.

CUSIP No. 156772 10 5			Page 11 of 18

1.	Name of Reporting Person: Insurance GenPar (Bermuda) MGP, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 451,235 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 451,235 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 451,235 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): CO

(1)       Solely in its capacity as sole general partner of Insurance GenPar (Bermuda) MGP, L.P., which is the sole general partner of Insurance GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P., which is the sole general partner of International Managed Care (Bermuda), L.P.

CUSIP No. 156772 10 5	Page 12 of 18 Pages
     This Amendment No. 6 to Schedule 13D Statement (this “Statement”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 14, 1998, as amended by Amendment No. 1 filed on March 1, 1999, and Amendment No. 2 filed on January 13, 2000, and Amendment No. 3 filed on January 15, 2004, and Amendment No. 4 filed on April 5, 2004 and Amendment No. 5 filed on June 23, 2005 and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, amended (the “Exchange Act”). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Statement, as amended and supplemented.
Item 1. Security and Issuer.
     No material change.
Item 2. Identity and Background.
     No material change.
Item 3. Source and Amount of Funds or Other Consideration.
     No material change.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following:
     On September 1, 2005, IMC Delaware and IMC Bermuda sold 670,236 and 329,764, respectively, shares of Common Stock to the Company in a private transaction. The Company purchased the shares of Common Stock from IMC Delaware for an aggregate purchase price of $3,967,797.12 and the shares of Common Stock from IMC Bermuda for an aggregate purchase price of $1,952,202.88. The shares were sold pursuant to the Stock Purchase Agreement (the “Company Purchase Agreement”), dated September 1, 2005, between the Company, IMC Delaware and IMC Bermuda. The Company Purchase Agreement is attached to this Statement as Exhibit 22 and incorporated into this Item 4 by reference.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended and restated in its entirety as follows:
     (a) According to the most recently available filing with the SEC by the Company, there are 34,604,082 shares of Common Stock outstanding. Based on the purchase by the Company in a private transaction of 670,236 shares of common stock held by IMC Delaware and 329,764 shares of common stock held by IMC Bermuda which resulted in a decrease in the Company’s outstanding shares of 1,000,000 shares of Common Stock (as further disclosed in subsection (c) below), 33,604,082 shares of Common Stock are outstanding for purposes of this Statement.

CUSIP No. 156772 10 5	Page 13 of 18 Pages
     IMC DELAWARE
     IMC Delaware may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 917,123 shares of Common Stock, which constitutes approximately 2.7% of the shares of Common Stock outstanding.
     IP DELAWARE
     In its capacity as the managing member of IMC Delaware, IP Delaware may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 917,123 shares of Common Stock, which constitutes approximately 2.7% of the shares of Common Stock outstanding.
     INSURANCE GENPAR
     In its individual capacity and its capacity as the sole general partner of IP Delaware, which is the managing member of IMC Delaware, Insurance GenPar may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 930,435 shares of Common Stock, which constitutes approximately 2.8% of the shares of Common Stock outstanding.
     IMGPLP
     In its capacity as the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, which is the managing member of IMC Delaware, IMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 930,435 shares of Common Stock, which constitutes approximately 2.8% of the shares of Common Stock outstanding.
     IMGPI
     In its capacity as the sole general partner of IMGPLP, which is the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, which is the managing member of IMC Delaware, IMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 930,435 shares of Common Stock, which constitutes approximately 2.8% of the shares of Common Stock outstanding.
     IMC BERMUDA
     IMC Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 451,235 shares of Common Stock, which constitutes approximately 1.3% of the shares of Common Stock outstanding.
     IP BERMUDA
     In its capacity as the sole general partner of IMC Bermuda, IP Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 451,235 shares of Common Stock, which constitutes approximately 1.3% of the shares of Common Stock outstanding.

CUSIP No. 156772 10 5	Page 14 of 18 Pages
     INSURANCE GENPAR BERMUDA
     In its capacity as the sole general partner of IP Bermuda, which is the sole general partner of IMC Bermuda, Insurance GenPar Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 451,235 shares of Common Stock, which constitutes approximately 1.3% of the shares of Common Stock outstanding.
     IBMGPLP
     In its capacity as the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, which is the sole general partner of IMC Bermuda, IBMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 451,235 shares of Common Stock, which constitutes approximately 1.3% of the shares of Common Stock outstanding.
     IBMGPI
     In its capacity as the sole general partner of IBMGPLP, which is the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, which is the sole general partner of IMC Bermuda, IBMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 451,235 shares of Common Stock, which constitutes approximately 1.3% of the shares of Common Stock outstanding.
     The Reporting Persons may be deemed to beneficially own as part of a group (as used in Section 13(d)(3) of the Exchange Act) 1,381,670 shares of Common Stock, which constitutes approximately 4.1% of the shares of Common Stock outstanding.
     (b) Of the shares of Common Stock which each of the Reporting Persons may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner, each of the Reporting Persons has sole voting and dispositive power in respect of none of such shares and shared voting and dispositive power in respect of all such shares.
     (c) On September 1, 2005, IMC Delaware agreed to sell 670,236 shares of Common Stock to the Company in a private transaction for $5.92 per share, or $3,967,797.12.
     On September 1, 2005, IMC Bermuda agreed to sell 329,764 shares of Common Stock to the Company in a private transaction for $5.92 per share, or $1,952,202.88.
     The $5.92 per share purchase price represented a discount of 3% to the average closing price of the Common Stock for the five trading days ended August 31, 2005.
     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock owned by such Reporting Person.

CUSIP No. 156772 10 5	Page 15 of 18 Pages
     (e) After the transaction described in this Statement, the Reporting Persons, individually or as a group, ceased to be the beneficial owner of more than 5% of the Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     No material change.
Item 7. Material to be filed as Exhibits.
1.	Joint Filing Agreement, dated September 6, 2005, among International Managed Care, LLC, Insurance Partners, L.P., Insurance GenPar, L.P., Insurance GenPar MGP, L.P., Insurance GenPar MGP, Inc., International Managed Care (Bermuda), L.P., Insurance Partners Offshore (Bermuda), L.P., Insurance GenPar (Bermuda), L.P., Insurance GenPar (Bermuda) MGP, L.P., and Insurance GenPar (Bermuda) MGP, Ltd.

2.	Stock Purchase Agreement, dated September 1, 2005, between Ceres Group, Inc., International Managed Care, LLC and International Managed Care (Bermuda), L.P.

CUSIP No. 156772 10 5	Page 16 of 18 Pages
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 6, 2005

INTERNATIONAL MANAGED CARE, LLC

By:	Insurance Partner, L.P., its managing member

	By:	Insurance GenPar, L.P., its general partner

		By:	Insurance GenPar MGP, L.P., its general partner

			By:	Insurance GenPar MGP, Inc., its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE PARTNERS, L.P.

	By:	Insurance GenPar, L.P., its general partner

		By:	Insurance GenPar MGP, L.P., its general partner

			By:	Insurance GenPar MGP, Inc., its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

CUSIP No. 156772 10 5	Page 17 of 18 Pages

INSURANCE GENPAR, L.P.

	By:	Insurance GenPar MGP, L.P., its general partner

		By:	Insurance GenPar MGP, Inc., its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE GENPAR MGP, L.P.

By:	Insurance GenPar MGP, Inc., its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE GENPAR MGP, INC.

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INTERNATIONAL MANAGED CARE (BERMUDA), L.P.

By:	Insurance Partner Offshore (Bermuda), L.P., its general partner

	By:	Insurance GenPar (Bermuda), L.P., its general partner

		By:	Insurance GenPar (Bermuda) MGP, L.P., its general partner

			By:	Insurance GenPar (Bermuda) MGP, Ltd., its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

CUSIP No. 156772 10 5	Page 18 of 18 Pages

INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P.
By:	Insurance GenPar (Bermuda), L.P., its general partner

	By:	Insurance GenPar (Bermuda) MGP, L.P., its general partner

		By:	Insurance GenPar (Bermuda) MGP, Ltd., its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE GENPAR (BERMUDA) L.P.,

By:	Insurance GenPar (Bermuda) MGP, L.P., its general partner

	By:	Insurance GenPar (Bermuda) MGP, Ltd., its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE GENPAR (BERMUDA) MGP, L.P.

By:	Insurance GenPar (Bermuda) MGP, Ltd., its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE GENPAR (BERMUDA) MGP, LTD.

/s/ Robert A. Spass

By: Robert A. Spass
Title: President